Exhibit 14.1

Code of Ethics and Conduct

for

Directors, Officers and Employees

of

Sohu.com Inc.

It is the policy of Sohu.com, Inc., a Delaware corporation (the “Company”), that the directors, officers and employees of the Company and of each of its subsidiaries (collectively, the “Company”) adhere to the following principles governing their professional and ethical conduct in the fulfillment of their respective responsibilities:

1.	Each director, officer and employee shall act with honesty and integrity and in an ethical manner. Each director, officer and employee shall endeavor to deal fairly with the Company’s customers, suppliers, competitors and employees.

2.	Each director, officer and employee shall avoid conflicts of interest between his or her personal, private interests and the interests of the Company and seek to avoid the appearance of such conflicts of interest. A conflict of interest may arise when an individual takes actions or has interests that make it difficult to perform his or her Company work objectively and effectively, or when an individual uses his or her position at the Company for improper personal benefit. Actual and potential conflicts of interest must be promptly called to the attention of the Chief Executive Officer or Chief Financial Officer of the Company. Any transactions or relationships of a director or executive officer potentially involving any such conflict of interest shall be prohibited except with the prior written consent of the Audit Committee of the Company’s Board of Directors. Any such conflicts of interest or potential conflicts of interest shall be resolved in an ethical manner with due consideration being given to the legitimate interests of the Company.

3.	Each director, officer and employee shall perform his or her responsibilities and duties in such a manner as to ensure that periodic reports required to be filed with the Securities and Exchange Commission and other public communications made by the Company, including press releases and spoken statements, contain information that is full, fair, accurate, timely and understandable.

4.	Each director, officer and employee shall comply with the laws of all U.S. and non-U.S. governmental entities applicable to the Company, and the rules and regulations of agencies having jurisdiction over the Company, including, but not limited to, the laws pertaining to insider trading of Company securities.

5.	Each director, officer and employee shall act in good faith, responsibly, with due care and diligence, without misrepresenting or omitting material facts or allowing his or her independent judgment to be compromised.

6.	Each director, officer and employee shall respect the confidentiality of information acquired in the course of the performance of his or her responsibilities, except when authorized by persons with appropriate authority or legally obligated to disclose such information. No director, officer or employee shall use confidential information acquired in the course of the performance of his or her responsibilities for improper personal advantage. The prohibitions of this paragraph are intended to be in addition to, and not in limitation of, any other obligations of confidentiality a director, officer or employee owes to the Company.

7.	Each director, officer and employee shall proactively attempt to promote ethical behavior among his or her subordinates and peers.

8.	Each director, officer and employee shall use Company assets and resources employed by or entrusted to him or her in a responsible manner for legitimate business purposes and not for improper personal advantage.

9.	No director, officer or employee shall exploit corporate opportunities or compete with the Company.

Any violation or potential violation of this code by a director or executive officer should be promptly reported to the Chief Executive Officer or Chief Financial Officer of the Company, who will report all such reported violations and potential violations to the Audit Committee of the Board of Directors of the Company. Any such violation or potential violation also may be reported directly to the Audit Committee or any member thereof, or to any executive officer within the Company that the person reporting deems to be appropriate. There will be no reprisals for reporting an actual or possible violation of this code provided the reporting person is not a party to or responsible for (alone or with others) the violation. With respect to directors and executive officers, the Audit Committee shall have the power and authority to monitor compliance with this code, investigate potential or alleged violations of the code, make determinations (including acting on requests for waivers from the provisions hereof) and make recommendations to appropriate executive officers or to the Board of Directors with respect to penalties and consequences for violations of this code. The appropriate executive officers of the Company and, in the case of violations or alleged violations by executive officers of the Company, the Board of Directors of the Company are authorized to take appropriate disciplinary action, including dismissal of the offender (after opportunity to be heard). If, in the determination of the Board of Directors with the assistance of counsel, any violation amounts to, or potentially amounts to, illegal activity, the Company may report the violation to appropriate authorities.

Any violation or potential violation of this code by an employee, other than a director or executive officer, should be promptly reported to the Chief Executive Officer or Chief Financial Officer of the Company or to any executive officer within the Company that the person reporting deems to be appropriate. Employees who violate this code may be subject to disciplinary action (after opportunity to be heard). It is also important to understand that violation of certain of the policies set forth in this code may subject the individual employee to civil liability and damages, regulatory sanction and/or criminal prosecution. There will be no reprisals for reporting an actual or possible violation of this code provided the reporting person is not a party to or responsible for (alone or with others) the violation.

Each director and executive officer of the Company shall be required, on an annual basis, to acknowledge and certify as to his or her compliance with this code to the Audit Committee.

Any waivers of this code for directors and executive officers of the Company must be approved by the Board of Directors of the Company and must be promptly disclosed (including the reasons for the waiver) in the Company’s public filings in accordance with law and SEC and Nasdaq rules. In addition, substantive amendments to this code must be promptly disclosed in the Company’s public filings in accordance with law and SEC rules.